UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One)

      Form 10-K__   Form 20-F__   Form 11-K__  Form 10-Q_(X)_ Form N-SAR__



                       For Period Ended: September 30, 1996
                       [     ]   Transition Report on Form 10-K
                       [     ]   Transition Report on Form 20-F
                       [     ]   Transition Report on Form 11-K
                       [     ]   Transition Report on Form 10-Q
                       [     ]   Transition Report on Form N-SAR
                       For the Transition Period Ended:
___________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

   PART I - REGISTRANT INFORMATION
\

 SIERRA-ROCKIES CORPORATION
   -----------------------
Full Name of Registrant


GALLERY RODEO INTERNATIONAL
---------------------------
  Former Name if Applicable



2 NORTH CASCADE, SUITE 330, COLORADO SPRINGS, CO  80903
----------------------------------------------------
Address of Principal Executive Office (Street and Number)



          PART II - RULES 12B-25(B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be complected. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company recently completed certain material transactions relating to the sale of the Company's art gallery business, and in connection with such sale has also refocused its business on the gaming industry. Certain accounting issues remain unresolved in connection with these transactions which could materially affect the financial information presented in the subject report, and the Company is currently seeking advice from outside accountants to resolve these issues. Unreasonable effort and expense would be required to resolve these accounting issues and to present accurate reporting information in the subject report on a timely basis.


PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

   J. Royce Renfrow           719              520-1800
         (Name)           (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)

              Yes _X_      No__



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              Yes _X_      No  ___



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           SIERRA-ROCKIES CORPORATION
       ____________________________________________________________________
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        November 13, 1996               By: /s/ J. Royce Renfrow
-------------------------------                 -----------------------
                                           Title: Secretary and General Counsel
                                           ------------------------------------

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                               GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be competed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.